Exhibit 4.37

Share Purchase Agreement

From the 3rd day of the 4th month in 2024

Between:	Hub Cyber Security Ltd. Company Registration Number 511029373 (hereinafter: the “Purchaser” or the “Hub”)
of the first part;

and between	Gyro Sky Solutions Ltd. Company Registration Number 516800067
(In the original Hebrew agreement there is a typo) (hereinafter: “Seller 1”)
of the second part;

and between	Dolet Systems Ltd. Company Registration Number 516800323
(hereinafter: “Seller 2” and together with Seller 1, “the Sellers”)
of the third part;

and between	Gari Brizinov, I.D. Number 14584007 (hereinafter: “Gari”)
of the fourth part;

and between	Yaacov Golpur, I.D. Number 24874877 (hereinafter: “Yaakov”)
of the fifth part;

and between	Qpoint Technologies Ltd., Company Registration Number 514358894 (hereinafter: “the Company” or “Qpoint”)
of the sixth part;

and between	Sensecom Consulting and Projects Management Ltd., Company Registration Number 512604588 (hereinafter: “Sensecom”)
of the seventh part;

and between	Aginix Engineering and Project Management Ltd., Company Registration Number 511121303 (hereinafter: “Aginix”)
of the eight part;

and between	Integral Telemanagement Services Ltd., Company Registration Number 513036517 (hereinafter: “Integral”)
of the ninth part;

Whereas	the Company is a private Israeli company;

Whereas	Seller 1 declares that it owns 100 ordinary shares of NIS 1, which constitute approximately 26.74% of the issued and paid-up share capital of the Company in full dilution (hereinafter: “Seller 1’s shares”);

Whereas	Seller 2 declares that it owns 100 ordinary shares of NIS 1 each, which constitute approximately 26.74% of the fully diluted issued and paid-up share capital of the Company (hereinafter: “Seller 2’s shares”);

(Seller’s shares 1 and Seller’s shares 2 will be read below: “Sellers’ shares” or “Purchased shares”)

Whereas	the Purchaser declares that it owns 174 ordinary shares of NIS 1, which constitute approximately 46.52% of the fully diluted issued and paid-up share capital of the Company (hereinafter: “Purchaser’s Shares”);

Whereas	the Purchaser wishes to purchase the shares of the Sellers and thus become the owner of the entire shares of the Company (100%);

and whereas	the Sellers wish to sell to the Purchaser all of the Sellers’ shares as detailed in this Agreement;

Therefore, it was declared, conditioned, and agreed between the parties as follows:

1.	Introduction, Appendices and Commentary

The introduction to this Agreement and the appendices attached to it are an integral part of it. The division of this Agreement into sections and sub-sections, and the headings appearing in it, were made purely for convenience, and should not be used for the purpose of its interpretation. In this Agreement, what is said in the singular also means the plural, and vice versa, and what is said in the masculine also means the feminine, and vice versa, everything according to the case, unless it is explicitly stated otherwise.

2.	Definitions

In this Agreement, unless explicitly stated otherwise, the following terms will be interpreted according to the meaning next to them:

2.1.	“The Agreement” or “this Agreement” - this Agreement and its appendices.

2.2.	“Completion Date” - a date agreed upon by the parties to make the first payment (as defined below) and which will occur no later than April 8, 2024.

2.3.	“Clean and free” - clean and free from any pledge, encumbrance, lien, debt, delay, claim, right of set-off or any third party right or obligation to perform or confer any of the above.

2.4.	“Subsidiaries” - (a) Sensecom, (b) Aginix, and (c) Integral - which are held before the signing of this Agreement by the Purchaser and the Company, as well as (d) Qpoint Solutions Ltd. which is 100% owned by the Company.

3.	Consideration

3.1.	General. The Purchaser will pay the Sellers a total of NIS 25,000,000 (in other words: twenty-five million new shekels) in exchange for the Sellers’ shares (hereinafter: “the Consideration”) when they are clean and free, in the following installments and on the following dates:

3.1.1.	Down payment: At the time of signing the agreement, the Company will pay to the Sellers, out of the total consideration, a sum of NIS 4,000,000 (hereinafter: “the down payment”) (that is, a total of NIS 2,000,000 for Seller 1 and NIS 2,000,000 for Seller 2), by means of a transfer to the bank accounts whose details appear in the attached Appendix 3.1.1 (hereinafter: “Seller’s Accounts”). It is clarified that this is an advance on account of the Consideration and it will not be returned by the Sellers in any case, including in the event of non-compliance with the completion date and/or the conditions thereto and/or termination or cancellation of this Agreement for any reason whatsoever, and all this without prejudice to any other remedy or right of theirs to which they are entitled under this Agreement or under any law.

3.1.2.	The First Payment: on the date of completion, the Purchaser will pay the Sellers, out of the total consideration, a total of NIS 16,000,000 (hereinafter: “the First Payment”) (that is, a total of NIS 8,000,000 for Seller 1 and NIS 8,000,000 for Seller 2) through the ZAHAV transfer to the Sellers’ accounts.

3.1.3.	The Second Payment: the balance of the Consideration in the amount of NIS 5,000,000 (that is, a total of NIS 2,500,000 for Seller 1 and NIS 2,500,000 for Seller 2) will be paid, from the Company to the Sellers, through the transfer of the above to the Sellers’ accounts, no later than February 10, 2025, and this without any conditions for completion , in accordance with the mechanism detailed in section 3.4 below (hereinafter: “the Second Payment” and “the Second Payment Date”, as the case may be).

3.2.	Tax and Withholding Tax Approvals. All consideration payments paid according to the provisions of this Agreement will be made against the presentation of a certificate of bookkeeping and exemption from withholding tax by the recipient of the Consideration or a deduction as stated in the certificate that will be presented and as long as no certificate is presented regarding the tax rate to be withheld - according to the provisions of the law. Without detracting from the generality of the above, the Purchaser will deduct tax at source when paying the Consideration to the Sellers, in accordance with the approvals that will be valid and required by any law.

3.3.	Transfer of Consideration Payments. The transfer of the proceeds from the Purchaser or someone else on her behalf (without detracting from the Purchaser’s sole responsibility for making the payments) to the Sellers will be carried out by bank transfer to the Sellers’ accounts (or to an alternate account as provided by the Sellers, provided that the Sellers provide notice at least 2 business days before the designated date of payment). The Purchaser shall transfer to the Sellers any information and documents that the Purchaser’s bank may require in order to verify the transfer and its sources. It is clarified that only the actual receipt of the funds in the Sellers’ accounts will constitute the payment of the Consideration (or parts thereof) in accordance with this Agreement.

3.4.	The Second Payment Mechanism:

3.4.1.	The company will pay every calendar month until the last business day of that month to the Sellers a total of at least NIS 500,000 per month (that is, a total of NIS 250,000 for Seller 1 and NIS 250,000 for Seller 2) (hereinafter: the “monthly payment”) (starting in May 2024, i.e. the first monthly payment will be carried out no later than the date May 10, 2024) up to a total of NIS 5,000,000 which is the full second payment, and in any case in relation to all these monthly payments - no later than February 10, 2025 (for the avoidance of doubt, without this being permission from the Sellers not to pay the monthly payments on a regular monthly basis and postpone them to this last date). For the purpose of carrying out the monthly transfers of the monthly payments, the authorized Qpoint signatories shall, as of the date of signing this Agreement, sign the wording of the attached transfer order in Appendix 3.4.1 (hereinafter: “Transfer Order”). To the extent that the authorized Qpoint signatories change in accordance with what is stated in Section 6.2 below, the Purchaser and the Company undertake, jointly and severally, to deliver to the Sellers updated transfer instructions accordingly and without delay. Insofar as the Company does not make the monthly payment for any reason, the Purchaser undertakes to make the monthly payment within three (3) business days of the Sellers’ notice of such. Failure to make such a payment, whether subsequently by the Company or by Hub, will constitute a fundamental breach of this Agreement.

3.4.2	Notwithstanding all of the above, in any of the events listed in this section 3.4.2, the Company and the Purchaser undertake, jointly and severally, to advance the execution of the balance of the monthly payments at that time and transfer the entire balance in full to the Sellers (for the avoidance of doubt, before the scheduled second payment date on February 10, 2025 (In the original Hebrew agreement there is a typo) as stated above) within seven (7) business days of receiving the Sellers’ written notice (hereinafter: “the Sellers’ Notice”):

3.4.2.1.	Failure to pay employee rights in the Company and/or the subsidiaries (including failure to transfer payments to the funds) on time, and in the event of the termination (including as a result of resignation) of the employment of Gari and/or Kobi in the Company and/or the subsidiaries, in which case the Seller’s Notice will be given above within seven (7) business days from the date of notification of the termination of their employment, or notification of their resignation, as the case may be and whichever is earlier.

3.4.2.2.	(a) To the extent that insolvency proceedings of any kind were opened against the Purchaser and/or the Company and these were not deleted within thirty (30) days; and/or (b) if an application is submitted for receivership of a substantial asset from the assets of the Purchaser and/or the Company (including the pledged shares (as defined below), or part of them) and is not canceled within thirty (30) days from the date it was submitted; and/or (c) if a receivership order is given as mentioned or if a permanent and/or temporary receiver and/or other receiver is appointed for the aforementioned property, and the said order or appointment is not canceled within thirty (30) days; and/or (d) To the extent that a lien was imposed, permanent or temporary, on an asset, account, funds, rights, securities, etc. owned by the Purchaser and/or the Company, which was not removed completely and unconditionally within 30) days; and/or (e) to the extent that any event has occurred, whether in the hands of Hub or outside of its control, that: (1) significantly and irreversibly reduces the business activity of the parent group, and/or (2) harms its financial capabilities, in a way that may harm Hub’s ability to meet its obligations according to this Agreement, if requested, Hub will present to the Sellers references to refute the existence of the events listed above.

4.	Letter of intent to the Purchaser

At the request of the Purchaser, at the time of signing this Agreement, a signed and original version of letter of intent to remove Encumbrance No. 33 (hereinafter: “Encumbrance 33”) on the Purchaser’s shares in the Company and the subsidiaries (hereinafter: the “Encumbered Shares”) will be delivered to the Purchaser in the form attached to this Agreement as Appendix 4 (hereinafter: “Letter of Intent”). It is clarified that nothing in the Letter of Intent is intended to detract from the rest of the Purchaser’s obligations in accordance with this Agreement and to pay the Consideration in full. It is agreed and clarified that the Encumbrance will not be removed and that no Encumbrance 33 removal documents will be delivered before the Down Payment and the First Payment, in full, are transferred and actually received by the Sellers.

5.	Completion of the Transaction

At the Completion Date, which will be held at the Gornitzky & Co. Law Offices, the following actions will be performed simultaneously and all the following documents will be delivered:

5.1.	The Purchaser will pay the Sellers all the funds of the first payment and will present a confirmation of the transfer of the same and which at the same time each of the Sellers will confirm in writing that his part of the first payment has been received in his bank account (subject to the provisions of section 3.3 above).

5.2.	The Purchaser will hand over to the Sellers the approval of the Purchaser’s Board of Directors for this Agreement and the transactions under its authority in the form of the Memorandum attached as Appendix 5.2 (hereinafter: “Board of Directors Approval”), duly signed by the Chairman of the Board of Directors (or by all of the directors in the case of a written decision), in accordance with the incorporation documents of the Purchaser, with the approval of a lawyer on behalf of the Purchaser regarding the aforementioned. The Purchaser will work to obtain the approval of the Board of Directors so that it is received at the time of signing this Agreement and will deliver a copy of it in trust to the Sellers’ Attorney and subsequently it will be delivered to the Sellers at the aforementioned completion date.

5.3.	The Purchaser will deliver to the Sellers the signed transfer instructions in 10 original copies.

5.4.	The Sellers and the Purchaser will sign share transfer deeds to transfer the seller’s shares to the Purchaser, when they are clean and free in the form attached as Appendix 5.4 to this Agreement.

5.5.	Each of the Sellers will deliver to the Purchaser letters of resignation from the board of directors of all the directors on their behalf in the Company and the subsidiaries in the form attached as Appendix 5.6 to this Agreement.

5.6.	The Company and the subsidiaries will give board approval for this Agreement and the transactions under it, as agreed at the time of signing the Agreement and a copy of which will be delivered at the time of signing this Agreement to the parties.

6.	Employment of Gari and Kobe, non-competition and solicitation and signing rights

6.1.	Gari and Kobe will continue to be employed in their positions in the Company and/or in the subsidiaries in the same manner that they were at the signing of this Agreement, until January 31, 2025.

6.2.	It is agreed that as long as Gari and Kobe are employed by the Company and/or the subsidiaries, the Company’s board of directors and/or the subsidiaries will be entitled to make changes to the signature rights in the Company and/or the subsidiaries, provided that: (a) Gari and Kobe will have signature rights and/or (b) Such changes and the resulting changes in the structure of expenses, will not result in Qpoint not being able to meet the monthly payment amounts to the Sellers, and/or (c) will affect the validity of the transfer instructions (and as necessary these transfer instructions will be updated accordingly and without delay as detailed in section 3.4.1 above) .

6.3.	The Sellers and/or Gari and Kobe undertake to continue to perform their duties faithfully to the Company and/or the subsidiaries until the date of termination of their employment, and to act in an optimal manner as they have been doing so far, so that the revenues of the Company and the subsidiaries (together) will as much as possible amount to NIS 65 million and the Company’s profitability and/or the subsidiaries will be similar to the results of the years 2022-2023, provided that the Purchaser has not changed the structure of expenses (among other things, management fees, rent and employee rights) in the Company. It is clarified that the aforementioned does not constitute any obligation and/or guarantee to achieve the aforementioned results and that in any case the second payment will not depend on this.

6.4.	From the date of termination of the employment of Gari and Kobe in the Company and/or in the subsidiaries, they undertake not to engage, either directly or indirectly, in exchange or without compensation, either as employees or as self-employed, in any business, job, work or other occupation that directly competes with the Company and/or the subsidiaries and in their businesses for a period of eighteen (18) months from the date of termination of employment in the Company and/or the subsidiaries (hereinafter: the “cooling off period”). It is also agreed that this commitment also includes (a) not to contact the customers and/or suppliers of the Company and/or the subsidiaries so that they cancel the contract with the Company and/or the subsidiaries and/or change the terms of the contract with them and/or to reduce it, and (b) Not to hire and/or solicit and/or make any job offer to employees of the Company and/or subsidiaries and/or consultants and/or service providers, either as employees or as service providers, whether for or not for consideration.

7.	Authority

7.1.	There is no restriction, prohibition or prevention according to any law or agreement, or any other limitation, to the contracting of any of the parties to this Agreement and to the performance of all their obligations according to this Agreement.

7.2.	It is hereby agreed that with the exception of the express representations provided by the Sellers in this Agreement, they do not provide any additional representations in or outside of this Agreement and that accordingly the purchased shares are purchased in their AS IS condition.

7.3.	The parties declare and confirm that the transaction that is the subject of this Agreement constitutes a sale by the voluntary sellers to a voluntary purchaser, and that each party has conducted its own examinations in connection with the viability of the transaction, including the value of the transaction.

8.	Taxation

Each party will bear the tax payments applicable to it according to any law.

9.	Officers’ Insurance

The Purchaser undertakes to continue to insure Gari and Kobe with officers’ liability insurance in the scope and under the conditions applicable at the signing of this Agreement for a period of seven (7) years from the end of Gari and Kobe’s employment with the Company and/or the subsidiaries. The Purchaser will provide confirmation of such insurance at the time of signing this Agreement and thereafter in accordance with the Sellers’ demand for this from time to time.

10.	Declarations and Obligations of the Purchaser

Without detracting from the parties’ declarations as detailed above, the Purchaser hereby declares, undertakes and confirms as of the date of signing and the date of completion, as follows:

10.1.	The authorized bodies of the Purchaser have approved all the transactions subject to this Agreement and its obligations.

10.2.	The entering into of this Agreement, and its full execution by the Purchaser do not contradict the law and any other agreement; There is no restriction, or prohibition, or prevention, or requirement for approval or consent, either by law, or in the agreement, on or for that purpose, as the case may be, in relation to the Purchaser’s entering into this Agreement, all the transactions by virtue of it, and its full performance by the Purchaser, and all of these: (a) do not require any consent, approval, order, license or statement from any person or entity, including creditors of the Purchaser and/or company and including, a governmental or judicial authority, or submission of an application to such governmental or judicial authority; (b) shall not establish a right to terminate any agreement to which the Purchaser is a party and/or applicable to its assets; and/or (c) will not cause acceleration of rights towards the Purchaser.

10.3.	She has the financial and legal capacity to meet her obligations under this Agreement and that she has consulted the relevant professional (financial and legal) factors, after careful examination of her financial and legal situation by her legal advisors and the board of directors, in order to confirm that she is able to enter into this Agreement and execute it and all transactions thereunder.

11.	Warranty and indemnification

11.1.	The purchaser and/or the Company and/or the subsidiaries, jointly and severally (“the Indemnifying Party”), undertake to compensate and indemnify the Sellers and/or Gari and/or Kobe (including their shareholders, managers, successors and/or heirs, collectively: “the Indemnified Party”) in respect of any loss, damage (of any kind) or expense, including legal expenses, incurred by them in practice, all by a third party (including customers, suppliers, employees, managers and shareholders), for their activities in the Company and/or the subsidiaries.

11.2.	The obligation of the Indemnifying Party to compensate and indemnify the indemnified party as stated above, is conditioned and subject to the fulfillment of all the following conditions: (a) receipt of a written notice immediately upon becoming aware of the claim or the fear of its existence by the Indemnified Party; (b) giving the Indemnifying Party the opportunity to exclusively conduct the claim and/or the settlement and/or the proceedings; and (c) reasonable cooperation of the indemnified party with the Indemnifying Party, including in the delivery of documents and information. The Indemnified Party will be entitled to participate in the proceedings through a lawyer on his behalf and at his own expense and without detracting from the exclusive management of the indemnifying party.

12.	The Applicable Law; Jurisdiction

12.1.	Israeli law will apply to this Agreement.

12.2.	Should differences of opinion arise between the parties to this Agreement, in any matter relating to its conclusion and/or execution and/or interpretation, and should the parties fail to reach an agreement regarding the settlement of these disputes within seven (7) days, the parties agree to submit the dispute to the decision of the following sole arbitrator: Retired judge Eitan Orenstein (hereinafter: “the Arbitrator”). If the Arbitrator is unable or unwilling to settle between the parties, the parties will appoint another arbitrator by agreement and in the absence of agreement, the head of the Bar Association will appoint an arbitrator who is a retired judge of the District or Supreme Courts.

12.3.	The Arbitrator will be subject to the substantive law and will be obliged to justify his decision. The Arbitrator will be exempt from procedural regulations and the laws of evidence and will be entitled to grant temporary and final remedies as he deems appropriate.

12.4.	The signing of this Agreement by the parties will be considered as the signing of an arbitration agreement which will remain in force even if this Agreement is revoked.

13.	Miscellaneous

13.1.	This agreement, with its appendices, exhausts the entire agreement between the parties and will supersede any understanding, representation, agreement, draft or previous commitment, either directly or for the benefit of a third party, between the parties or between any of them, and any negotiation, summary, memorandum of principles, understanding or an agreement between the parties or between any of them in connection with the matters the subject of this Agreement, prior to its signing, whether in writing or orally, are null and void, shall be considered as if they had never been made, shall not be used for the interpretation of this Agreement and shall not add to the obligations and rights of the parties as stipulated in this Agreement or those arising from our name, subtract from them or change them.

13.2.	After the signing of this Agreement and subject to its full execution, all parties to the Agreement waive any dispute and any claim and/or any demand of any kind and type between the parties all among themselves and their successors, managers, employees and shareholders, and each party waives any claim that is or has been him towards his counterpart upon the full execution of this Agreement (including the loan agreement dated September 26, 2023). It is clarified that this does not prejudice any claim regarding this Agreement and/or its violation.

13.3.	Any change, amendment or addition to this Agreement will not have any effect and any agreement, settlement or extension will not bind the parties to this Agreement unless made in writing and duly signed by all parties to this Agreement. A claim of changing an oral agreement will not be heard.

13.4.	Any waiver by a party to this Agreement of a right granted to him in this Agreement will be valid only if made in writing. If a party to the Agreement refrains from utilizing any of his rights according to the Agreement or according to any law or does not use said right on time - this will not be considered a waiver on his part of the said right. If the waiver is valid, it will be valid for its time and matter only and will not create any estoppel or obstacles in the future. A waiver and/or extension given by a party to an agreement to another party will not constitute a precedent and/or enable one to learn of an equivalent decision for a similar and/or different and/or other case.

13.5.	The parties will take the additional steps necessary for the implementation of this Agreement in its wording and spirit (including actions to complete the transfer of the purchased shares, as required) and will sign any document whose signature will be necessary for this purpose, provided that there is no additional financial expense to the party required to sign.

13.6.	If it is determined that any provision of this Agreement is invalid, illegal or unenforceable, and subject to the fact that this determination will not be to nullify the main purpose of this Agreement, this will not result in the invalidity of the other provisions of this Agreement and/or to affect their validity, the legality or enforceability of the other provisions of this Agreement.

13.7.	This agreement can be signed in any number of identical copies, including through an electronic signature system or email, each of which is signed by one or more parties to this Agreement will be considered together as one document (for the avoidance of doubt, provided that, in total, all parties to this Agreement signed it as mentioned).

13.8.	The rights and obligations of the parties according to this Agreement cannot be transferred, assigned and/or transferred except with the consent of the other parties to it.

13.9.	Any notice from any of the parties shall be in writing and sent to the recipients by personal delivery, by e-mail or by registered mail to their address specified in the introduction to this Agreement (or to any other address to which written notice has been given to the other parties) and shall be deemed to have reached each recipient on the day of its delivery if delivered by personal delivery or by e-mail, at the above address or at the end of 72 hours from the date of dispatch if it was sent by registered mail to the above address, or confirmation of its presentation at the addressee - if it was sent by e-mail.

In witness whereof the parties have come undersigned: (signatures on the next page)

Signatures for the Share Purchase Agreement

From the 3rd day of the 4th month in 2024

/s/ Osher Partok Rheinisch

/s/ Noah Hershcoviz	/s/ Gari Brizinov	/s/ Yaacov Golpur
Hub Cyber Security Ltd.	Gyro Sky Solutions Ltd	Dolet Systems Ltd

By: Osher Partok Rheinisch
By: Noah Hershcoviz	By: Gari Brizinov	By: Yaacov Golpur

/s/ Gari Brizinov	/s/ Yaacov Golpur	/s/ Yaacov Golpur
Gari Brizinov	Yaacov Golpur	Qpoint Technologies Ltd

By: Yaacov Golpur

/s/ Yaacov Golpur	/s/ Yaacov Golpur	/s/ Yaacov Golpur
Sensecom Consulting and Projects Management Ltd	Aginix Engineering and Project Management Ltd	Integral Telemanagement Services Ltd

By: Yaacov Golpur	By: Yaacov Golpur	By: Yaacov Golpur